# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics, Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0002120637
Persons authorized to receive notices and communications: Yun Yao, c/o Indaptus Therapeutics, Inc.,, 3 Columbus Circle, 15th Floor,, New York, New York (NY), 10019, (646) 427-2727

## Reporting persons
- Yao Yun (CIK 0002120637): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 41,991,000; shared voting power 0; sole dispositive power 41,991,000; shared dispositive power 0; aggregate amount beneficially owned 41,991,000 (37.8% of the class)
  Comment: Yun Yao beneficially owns 41,991,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Securities Purchase Agreement, dated as of March 19, 2026 (the "Purchase Agreement"), and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. The Reporting Person may be deemed to share beneficial ownership of an aggregate of 108,936,000 shares of Common Stock beneficially owned by the reporting persons on an aggregate basis. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 111,178,324 shares of Common Stock outstanding as of March 30, 2026, after giving effect to the conversion of the Preferred Stock and comprised of 2,242,324 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended 2025 filed with the Securities and Exchange Commission (the "SEC") on March 17, 2026.
- SINO LION VENTURES Ltd (CIK 0002120638): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 38,895,000; sole dispositive power 0; shared dispositive power 38,895,000; aggregate amount beneficially owned 38,895,000 (35% of the class)
  Comment: Sino Lion Ventures Limited beneficially owns 38,895,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. The Reporting Person may be deemed to share beneficial ownership of an aggregate of 108,936,000 shares of Common Stock beneficially owned by the reporting persons on an aggregate basis. The Reporting Person disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. All percentage calculations herein are based on 111,178,324 shares of Common Stock outstanding as of March 30, 2026, after giving effect to the conversion of the Preferred Stock and comprised of 2,242,324 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended 2025 filed with the SEC on March 17, 2026.
- Xu Chenhao: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 38,895,000; sole dispositive power 0; shared dispositive power 38,895,000; aggregate amount beneficially owned 38,895,000 (35% of the class)
  Comment: Chenhao Xu is the controlling person of Sino Lion Ventures Limited, a purchaser under the Purchase Agreement. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. The Reporting Person may be deemed to share beneficial ownership of an aggregate of 108,936,000 shares of Common Stock beneficially owned by the reporting persons on an aggregate basis. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. All percentage calculations herein are based on 111,178,324 shares of Common Stock outstanding as of March 30, 2026, after giving effect to the conversion of the Preferred Stock and comprised of 2,242,324 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended 2025 filed with the SEC on March 17, 2026.
- Dai Junyi (CIK 0002022463): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,250,000; shared voting power 0; sole dispositive power 11,250,000; shared dispositive power 0; aggregate amount beneficially owned 11,250,000 (10.1% of the class)
  Comment: Junyi Dai beneficially owns 11,250,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. The Reporting Person may be deemed to share beneficial ownership of an aggregate of 108,936,000 shares of Common Stock beneficially owned by the reporting persons on an aggregate basis. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. All percentage calculations herein are based on 111,178,324 shares of Common Stock outstanding as of March 30, 2026, after giving effect to the conversion of the Preferred Stock and comprised of 2,242,324 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended 2025 filed with the SEC on March 17, 2026.
- Yang Ting (CIK 0002120636): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,250,000; shared voting power 0; sole dispositive power 11,250,000; shared dispositive power 0; aggregate amount beneficially owned 11,250,000 (10.1% of the class)
  Comment: Ting Yang beneficially owns 11,250,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. The Reporting Person may be deemed to share beneficial ownership of an aggregate of 108,936,000 shares of Common Stock beneficially owned by the reporting persons on an aggregate basis. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. All percentage calculations herein are based on 111,178,324 shares of Common Stock outstanding as of March 30, 2026, after giving effect to the conversion of the Preferred Stock and comprised of 2,242,324 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended 2025 filed with the SEC on March 17, 2026.
- Deng Lina (CIK 0002120635): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,550,000; shared voting power 0; sole dispositive power 5,550,000; shared dispositive power 0; aggregate amount beneficially owned 5,550,000 (5% of the class)
  Comment: Lina Deng beneficially owns 5,550,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Purchase Agreement, and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 solely for purposes of the Purchase Agreement and the transactions contemplated thereby. The Reporting Person may be deemed to share beneficial ownership of an aggregate of 108,936,000 shares of Common Stock beneficially owned by the reporting persons on an aggregate basis. The Reporting Person disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. All percentage calculations herein are based on 111,178,324 shares of Common Stock outstanding as of March 30, 2026, after giving effect to the conversion of the Preferred Stock and comprised of 2,242,324 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended 2025 filed with the SEC on March 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Indaptus Therapeutics, Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang, and Lina Deng (each a "Reporting Person" and collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Joint Filing Agreement, dated as of March 30, 2026, by and among the Reporting Persons, attached hereto as Exhibit 99.2. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act solely for purposes of the Purchase Agreement described in Item 6 below and the transactions contemplated thereby. Except as set forth in the Securities Purchase Agreement, the Reporting Persons are not acting as a "group," and this filing shall not be deemed an admission that any Reporting Person is a member of a "group." Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein. Except as otherwise specifically disclosed in this Schedule 13D, each Reporting Person has sole voting and dispositive power with respect to the shares it beneficially owns.
Residence or business address: The principal business address of each of the Reporting Persons is attached hereto as Exhibit 99.5 to this Schedule 13D.
Present principal occupation or employment: The principal business of each Reporting Person is attached hereto as Exhibit 99.5 to this Schedule 13D.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Yun Yao is a citizen of Australia. Sino Lion Ventures Limited is organized under the laws of British Virgin Islands. Chenhao Xu is a citizen of the United Kingdom. Junyi Dai is a citizen of Australia. Ting Yang is a citizen of the United Kingdom. Lina Deng is a citizen of Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Preferred Stock (as defined below) was purchased by the Reporting Persons pursuant to the Purchase Agreement (as defined in Item 6 below). Yun Yao used personal funds in the aggregate amount of $4,317,206.43 to fund her purchase. Sino Lion Ventures Limited used working capital in the aggregate amount of $3,998,898.44 to fund its purchase. Junyi Dai used personal funds in the aggregate amount of $1,156,642.43 to fund his purchase. Ting Yang used personal funds in the aggregate amount of $1,156,642.43 to fund his purchase. Lina Deng used personal funds in the aggregate amount of $570,610.27 to fund her purchase. The aggregate purchase price paid to the Seller by all Reporting Persons combined is $11,200,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4. Pursuant to the Purchase Agreement, effective as of the Closing on March 23, 2026, Junyi Dai was appointed as the Chief Executive Officer and a member of the Board of Directors of the Issuer.

Mmes. Yao and Deng and Messrs. Xu and Yang may from time to time engage with the Issuer to pursue strategic opportunities to drive value for the Stockholders (as defined below).

Mmes. Yao and Deng and Messrs. Xu and Yang intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer's management, the Board, other holders of shares of Common Stock, industry analysts or existing or potential strategic partners and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and Board composition or commercial or strategic transactions with, or relating, to the Issuer. Mmes. Yao and Deng and Messrs. Xu and Yang may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the Issuer's management and Board, price levels of the shares of Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), selling or otherwise disposing some or all of their shares of Common Stock (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Persons' respective partners, members or beneficiaries, as applicable) or engaging in hedging or similar transaction with respect to the Common Stock, in each case, in open market or private transactions, block sales or otherwise to the extent permitted under applicable law. With respect to the transactions contemplated by the Purchase Agreement, including any escrow arrangements thereunder, all decisions are made solely by the lead purchaser. Except as set forth in the Purchase Agreement, there is no agreement, arrangement or understanding among the Reporting Persons with respect to the voting, disposition or other control of the securities of the Issuer. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference. The ownership information presented herein represents beneficial ownership of shares of Common Stock as of the date of this filing, based upon 111,178,324 shares of Common Stock outstanding as of such date.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 19, 2026, Yun Yao, an Australian citizen and an individual, as the lead investor ("Lead Purchaser"), and the purchasers party thereto (each a "Purchaser," and collectively with the Lead Purchaser, the "Purchasers") entered into a Securities Purchase Agreement (the "Purchase Agreement") with David Elliot Lazar (the "Seller") (a copy of which is attached hereto as Exhibit 99.1), pursuant to which the Purchasers agreed to acquire from the Seller all of the Seller's right, title and interest in (i) 196,800 shares of the Issuer's Series AA Convertible Non Redeemable Preferred Stock and (ii) 700,000 shares of the Issuer's Series AAA Convertible Non Redeemable Preferred Stock (collectively, the "Preferred Stock") for an aggregate purchase price of $11,200,000 (the "Purchase Price"), payable to the Seller (subject to the escrow and holdback arrangements described in the Purchase Agreement). The closing of the transactions contemplated by the Purchase Agreement (the "Closing") occurred on March 23, 2026, following the satisfaction or waiver of certain customary closing conditions. In connection with the transactions contemplated by the Purchase Agreement, the Issuer agreed, among other things, to take such corporate actions as may be necessary to effect the transfer of the Preferred Stock to the Purchasers at Closing. In connection with the Closing, the Preferred Stock acquired by the Reporting Persons was converted into shares of Common Stock on March 24, 2026. In Connection with the Closing, Junyi Dai was appointed as Chief Executive Officer and a director of the Issuer.

On February 26, 2026, the Issuer's stockholders approved the issuance of shares of the Issuer's Common Stock upon conversion of the Preferred Stock for purposes of the rules of The Nasdaq Stock Market and the related amendment to the Issuer's certificate of incorporation. Following such approval and the effectiveness of the charter amendment, each share of Series AA Preferred Stock became convertible into 20 shares of Common Stock and each share of Series AAA Preferred Stock became convertible into 150 shares of Common Stock, in each case subject to the terms and conditions of the applicable certificates of designation.

The Purchase Price was deposited by the Purchasers with Continental Stock Transfer and Trust Company, as escrow agent (the "Escrow Agent"), pursuant to an escrow agreement with a six-month term (subject to extension for any outstanding claims). The Purchase Price was disbursed to Seller on the Closing Date in an amount equal to the Purchase Price less (a) a holdback amount equal to five percent (5%) of the Purchase Price, to be released to Seller in accordance with the terms of the escrow agreement, and (b) any Excess Director Payments (as defined in the Purchase Agreement), if any.

Except as set forth in the Purchaser Agreement, there is no agreement, arrangement or understanding among the Reporting Persons with respect to the voting, disposition or control of the securities of the Issuer. Except for the Purchase Agreement, the escrow agreement contemplated thereby and the other agreements described in this Schedule 13D, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons, or between any Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Securities Purchase Agreement, dated as of March 19, 2026, by and among Yun Yao, Sino Lion Ventures Limited, Junyi Dai, Ting Yang, Lina Deng and David Lazar.*
Filed herewith

Exhibit 99.2: Joint Filing Agreement, dated as of March 30, 2026, by and among Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang, and Lina Deng.
Filed herewith

Exhibit 99.3: Certificate of Designation of Preferences, Rights and Limitations of Series AA Preferred Stock (incorporated by reference to the Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 23, 2025, SEC File Number 001-40652)
https://www.sec.gov/Archives/edgar/data/1857044/000149315225029107/ex3-1.htm

Exhibit 99.4: Certificate of Designation of Preferences, Rights and Limitations of Series AAA Preferred Stock (incorporated by reference to the Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 23, 2025, SEC File Number 001-40652)
https://www.sec.gov/Archives/edgar/data/1857044/000149315225029107/ex3-2.htm

Exhibit 99.5: Information Concerning Reporting Persons
Filed herewith

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC.

## Signatures
- Yao Yun: /s/ Yun Yao, Yun Yao (03/30/2026)
- SINO LION VENTURES Ltd: /s/ Chenhao Xu, Chenhao Xu / Authorized Signatory (03/30/2026)
- Xu Chenhao: /s/ Chenhao Xu, Chenhao Xu (03/30/2026)
- Dai Junyi: /s/ Junyi Dai, Junyi Dai (03/30/2026)
- Yang Ting: /s/ Ting Yang, Ting Yang (03/30/2026)
- Deng Lina: /s/ Lina Deng, Lina Deng (03/30/2026)